UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)*

eGain Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

282225C103
(CUSIP Number)

Jay H. Hebert
201 Main Street, Suite 3100
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1.     Name of Reporting Person:

           Live Oak Trust

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: OO
--------------

  1.     Name of Reporting Person:

           Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: IN
--------------

 1.     Name of Reporting Person:

           Anne T. Bass

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: IN
--------------

 1.     Name of Reporting Person:

           Keystone Group, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN
--------------

 1.     Name of Reporting Person:

           Keystone MGP, L.L.C

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN
--------------

 1.     Name of Reporting Person:

           FW Private Investments, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN
--------------

 1.     Name of Reporting Person:

           FW Investment Genpar, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN
--------------

 1.     Name of Reporting Person:

           FW Investment Genpar MGP, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN
--------------

 1.     Name of Reporting Person:

           Capital Partnership, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN
--------------

 1.     Name of Reporting Person:

           Capital GenPar, L.L.C.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN
--------------

 1.     Name of Reporting Person:

           Group VI 31, L.L.C.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN
--------------

 1.     Name of Reporting Person:

           J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:  -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: IN
--------------

This Amendment No. 4 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on May 13, 2013 (the “Original Filing”), as amended by Amendment No. 1 to the Schedule 13D filed on September 9, 2013, Amendment No. 2 to the Schedule 13D filed on September 12, 2013, and Amendment No. 3 to the Schedule 13D filed on May 10, 2016 (“Amendment No. 3”). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

Item 2 is hereby amended and supplemented by the addition of the following:

Mr. Heath ceased to be a Reporting Person prior to the filing of this Amendment No. 4.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

(a) – (e)    Item 5(a) is hereby amended and replaced by the following:

As of the date hereof, the Reporting Persons do not own any shares of the Common Stock.  As reflected in Amendment No. 3, each of the Reporting Persons owned, individually, less than 5% of the outstanding shares at the time of that amendment.  On a collective basis, the Reporting Persons ceased to own greater than 5% of the Common Stock on November 15, 2018.

The Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

No material change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 28, 2020

LIVE OAK TRUST

By: ROBERT M. BASS

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Attorney-in-Fact

By: ANNE T. BASS

By: /s/ Anne T. Bass
Name: Anne T. Bass

ROBERT M. BASS

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Attorney-in-Fact

ANNE T. BASS

By: /s/ Anne T. Bass
Name: Anne T. Bass

KEYSTONE GROUP, L.P.

By: KEYSTONE MGP, L.L.C., its general partner

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Vice President

KEYSTONE MGP, L.L.C.

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Vice President

FW PRIVATE INVESTMENTS, L.P.

By: FW INVESTMENT GENPAR, L.P., its general partner

By: FW INVESTMENT GENPAR MGP, LLC, its general partner

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Vice President

FW INVESTMENT GENPAR, L.P.

By: FW INVESTMENT GENPAR MGP, LLC, its general partner

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Vice President

FW INVESTMENT GENPAR MGP, LLC

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Vice President

CAPITAL PARTNERSHIP, L.P.

By: CAPITAL GENPAR, L.L.C., its general partner

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Vice President

CAPITAL GENPAR, L.L.C.

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Vice President

GROUP VI 31, L.L.C.

By: /s/ Jay H. Hebert
Name: Jay H. Hebert
Title: Vice President

J. TAYLOR CRANDALL

By: /s/ J. Taylor Crandall
Name: J. Taylor Crandall